UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                              November 8, 2019


  Via E-Mail

  David Aboudi
  Aboudi Legal Group PLLC
  745 Fifth Ave., Suite 500
  New York, NY 10151

          Re:     Document Security Systems, Inc.
                  PREN14A filed on November 5, 2019
                  DFAN14A filed November 5, 2019
                  DFAN14A filed October 20, 2019
                  File No. 1-32146

  Dear Mr. Aboudi:

          The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has conducted a limited review of the filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing your revised preliminary proxy statement and any information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

  Preliminary Proxy Statement filed on November 5, 2019

      1. Since this is a contested solicitation involving a director election contest, the correct
         EDGAR "tag" is PREC14A. Please revise in your next filing of the amended preliminary proxy statement.

      2. Please fill in the blanks throughout the proxy statement. Information subject to change may be bracketed.
 David Aboudi, Esq.
Aboudi Legal Group PLLC
November 8, 2019
Page 2


Background of the Solicitation

   3. Explain why Mr. Feigenbaum decided not become a consultant to the Company.
      Specifically, explain why he did not believe this would provide value to the Company.

   4. Provide more details about the contacts between Mr. Feigenbaum and Mr.
Chan
      referenced in paragraph 3 in this section. Specifically, what "other ventures" were discussed and what role for the participants in this solicitation was contemplated? See
      Item 5 of Schedule 14A.

   5. In paragraph 4 of this section, describe the alternatives discussed to increase shareholder value. Describe the "concrete proposals" Mr. Feigenbaum made to Mr. Chan and describe the reaction (if any).

Reasons for the Solicitation

   6. Here or where appropriate in the proxy statement, please describe your nominees' plans for changes at DSS if they are elected to the board, either as a minority or if you are able to accomplish a change in control by winning a majority of the seven seat up for election.
      Please be as specific as possible.

Proposal 1. Election of Directors

   7. Identify the "publicly-traded companies" for which Mr. Feigenbaum served as CEO.

   8. Identify the organization(s) or entity(ies) for which Mr. Giles Hunt worked and in which capacity, he "advised clients on acquisitions and capital raising efforts." Provide dates as appropriate.

   9. Clarify the positions at each applicable entity or organization held by Ms. Kerri Rupert
      Schiller over the last five years. Currently your disclosure includes vague descriptions that do not make this information clear.

Form of Proxy

   10. Refer to Proposal 2 on the form of proxy included with your proxy statement. Revise to include a means by which shareholders may vote on this proposal to comply with Rule
       14a-4(b)(1).
 David Aboudi, Esq.
Aboudi Legal Group PLLC
November 8, 2019
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,


                                                            /s/ Christina Chalk


                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions